# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIFIRST CORP, CIK 0000717954
CUSIP: 904708104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 68 JONSPIN RD, WILMINGTON, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 03/10/2026
Filed by CIK 0000723254
Persons authorized to receive notices and communications: Scott A. Garula, 6800 Cintas Boulevard, P.O. Box 625737, Cincinnati, Ohio (OH), 45262-5737, (513) 459-1200; James Dougherty, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 450-4000; Shanu Bajaj, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- Cintas Corp (CIK 0000723254): type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); source of funds: other (OO); sole voting power 0; shared voting power 3,374,968; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 3,374,968 (18.7% of the class)
  Comment: Rows 8, 11 and 13. Beneficial ownership of the shares of Common Stock and Class B Common Stock is being reported because the Reporting Person entered into Voting Agreements described in this Schedule 13D, and therefore, may be deemed to beneficially own the shares beneficially owned by the counterparties to the Voting Agreements. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock or Class B Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  The shared voting power in row 8 is calculated based on 13,657 shares of Common Stock and 3,361,311 shares of Common Stock that may be obtained upon the conversion of 3,361,311 shares of Class B Common Stock, which is not registered under the Exchange Act, but is convertible into shares of Common Stock on a share-for-share basis.
  
  The aggregate amount beneficially owned by the reporting person in row 11 is based on 13,657 shares of Common Stock and 3,361,311 shares of Common Stock that may be obtained upon the conversion of 3,361,311 shares of Class B Common Stock, which is not registered under the Exchange Act, but is convertible into shares of Common Stock on a share-for-share basis.
  
  The beneficial ownership percentage in row 13 is calculated based upon 14,518,967 shares of Common Stock and 3,551,265 shares of Class B Common Stock outstanding as of November 29, 2025, as set forth in the Form 10-Q filed by Issuer, dated as of November 29, 2025. Each share of Class B Common Stock is entitled to 10 votes. If the 3,361,311 shares of Class B Common Stock are not converted into Common Stock, the Reporting Person would have beneficial ownership of 67.2% of the voting power.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIFIRST CORP
Address of issuer's principal executive offices: 68 JONSPIN RD, WILMINGTON, Massachusetts (MA), 01887
Comment: This statement on Schedule 13D (this "Schedule 13D") relates to shares of Common Stock, $0.10 par value per share (the "Common Stock"), and shares of Class B common stock, $0.10 par value per share, which are convertible into shares of Common Stock on a 1:1 basis (the "Class B Common Stock"), of UniFirst Corporation, a Massachusetts corporation ("Issuer", or the "Company"). Issuer's principal executive offices are located at 68 Jonspin Road, Wilmington, MA 01887.

## Item 2. Identity and Background
Name of person filing: The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.
Residence or business address: The principal business address of the Reporting Person is 6800 Cintas Boulevard, P.O. BOX 625737, Cincinnati, Ohio 45262-5737.
Present principal occupation or employment: The principal business of Cintas is rental and servicing of uniforms and other garments, facility services, first aid and safety products and services and fire protection services.
Criminal convictions in the last five years: During the last five years, none of the Reporting Person or, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule I attached hereto, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Person or, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule I attached hereto, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Reporting Person is a corporation incorporated under the laws of Washington.

Certain information regarding the directors and executive officers of the Reporting Person is set forth on Schedule I attached hereto.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Items 4 and 5 are incorporated by reference in this Item 3 as if fully set forth herein.

Pursuant to, and subject to the terms and conditions contained in, the Voting Agreement described in Item 4 of this statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Voting Agreements (as defined in Item 4 below) among Cintas Corporation and certain shareholders of UniFirst party thereto (each, a "Voting Party" and together the "Voting Parties").

The shares of Common Stock and Class B Common Stock beneficially owned by the Voting Parties have not been purchased by the Reporting Person, and thus no payments were made by or on behalf of the Reporting Person in connection with the execution of the Merger Agreement (as defined in Item 4 below) or the execution of the Voting Agreement. The Voting Parties will receive the same consideration per share of Common Stock or Class B Common Stock, as applicable, as other shareholders receive pursuant to the terms of the Merger Agreement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Items 3 and 5 are incorporated by reference in this Item 4 as if fully set forth herein.

The purpose of the Mergers (as defined below) is for Cintas Corporation to acquire control of, and the entire equity interest in, the Issuer.

Merger Agreement

On March 10, 2026, Cintas Corporation, a Washington corporation ("Cintas"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with (i) UniFirst Corporation, a Massachusetts corporation ("UniFirst"), (ii) Bruin Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Cintas ("Merger Sub Inc."), and (iii) Bruin Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Cintas ("Merger Sub LLC").

The Merger Agreement provides, among other things, that, on the terms and subject to the conditions set forth therein (i) Merger Sub Inc. will be merged with and into UniFirst (the "First Merger"), whereupon the separate existence of Merger Sub Inc. will cease, and UniFirst will continue as the surviving corporation of the First Merger and a wholly owned subsidiary of Cintas and (ii) immediately after the First Merger, UniFirst will be merged with and into Merger Sub LLC (the "Second Merger," and, together with the First Merger, the "Mergers"), whereupon the separate existence of UniFirst will cease, and Merger Sub LLC will continue as the surviving entity of the Second Merger and a wholly owned subsidiary of Cintas.

Merger Consideration

At the effective time of the First Merger (the "First Effective Time"), each share of (i) common stock, par value $0.10 per share, of UniFirst and (ii) Class B common stock, par value $0.10 per share, of UniFirst (clauses (i) and (ii), the "UniFirst Common Stock"), issued and outstanding immediately prior to the First Effective Time (other than shares of UniFirst Common Stock held in UniFirst's treasury or held directly by a subsidiary of UniFirst, Cintas, Merger Sub Inc. or Merger Sub LLC) will convert into the right to receive: (A) $ 155 in cash (the "Per Share Cash Amount") and (B) 0.7720 shares of fully paid and nonassessable Cintas common stock (the "Cintas Common Stock"), no par value (the "Per Share Stock Amount", and collectively with the Per Share Cash Amount, and if applicable, cash in lieu of fractional shares of Cintas Common Stock, the "Merger Consideration"). No fractional shares of Cintas Common Stock will be issued in the Mergers, and holders of UniFirst Common Stock will receive cash in lieu of any fractional shares of Cintas Common Stock.

Treatment of UniFirst Equity Awards

On the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each outstanding UniFirst equity and cash-based award will be treated as follows:

o Restricted Stock Unit Awards. Each Terminating Company RSU Award (as defined in the Merger Agreement) will be canceled and converted into the right to receive the Merger Consideration in respect of the number of shares of UniFirst Common Stock subject to the Outstanding Company RSU Award (as defined in the Merger Agreement) immediately prior to the First Effective Time. Each Continuing Company RSU Award (as defined in the Merger Agreement) will be assumed by Cintas and converted into a restricted stock unit award of Cintas (each, a "Converted RSU") with respect to a number of shares of Cintas Common Stock equal to the product (rounded down to the nearest whole share) obtained by multiplying (A) the number of shares of UniFirst Common Stock subject to the Continuing RSU Award immediately prior to the First Effective Time by (B) the Equity Award Conversion Ratio (as defined in the Merger Agreement), and each such Converted RSU that is assumed and converted will continue to have, and will be subject to, the same terms and conditions that applied to the corresponding Continuing Company RSU Award immediately prior to the First Effective Time.

o Stock Appreciation Awards. Each Terminating Company SAR Award (as defined in the Merger Agreement) will be deemed exercised immediately prior to the First Effective Time for a number of shares of UniFirst Common Stock (the "Company SAR Shares") equal to the excess, if any of (A) the number of shares of UniFirst Common Stock subject to such Terminating Company SAR Award immediately prior to the First Effective Time less (B) the number of shares of UniFirst Common Stock (rounded up to the nearest whole share) having a fair market value (determined by reference to the Company Final Price (as defined in the Merger Agreement)) equal to the aggregate per-share exercise price applicable to such Terminating Company SAR Award, and the Company SAR Shares shall be canceled and converted upon the First Effective Time into the right to receive the Merger Consideration. Each Continuing Company SAR Award (as defined in the Merger Agreement) will be assumed by Cintas and converted into a stock-settled appreciation right of Cintas (each, a "Converted SAR Award") with respect to a number of shares of Cintas Common Stock equal to the product (rounded down to the nearest whole share), obtained by multiplying (A) the number of shares of UniFirst Common Stock subject to the Continuing Company SAR Award immediately prior to the First Effective Time by (B) the Equity Award Conversion Ratio, with such Converted SAR Award having a per-share exercise price equal to (i) the per-share exercise price of the Continuing Company SAR Award immediately prior to the First Effective Time divided by (ii) the Equity Award Conversion Ratio (rounded up to the nearest cent), and each such Converted SAR Award that is assumed and converted will continue to have, and will be subject to, the same terms and conditions that applied to the corresponding Continuing Company SAR Award immediately prior to the First Effective Time. Each Terminating Company SAR Award for which the applicable per-share exercise price exceeds the Company Final Price shall be canceled as of the First Effective Time for no consideration.

o Performance Unit Awards. Each Terminating Company PSU Award (as defined in the Merger Agreement) will be canceled and converted into the right to receive the Merger Consideration in respect of the number of shares of UniFirst Common Stock subject to the Outstanding Company PSU Award (as defined in the Merger Agreement) immediately prior to the First Effective Time, with such number determined based on the Deemed Performance Level (as defined in the Merger Agreement). Each Continuing Company PSU Award (as defined in the Merger Agreement) will be assumed by Cintas and converted into an award of Converted RSUs with respect to a number of shares of Cintas Common Stock equal to the product (rounded down to the nearest whole share), obtained by multiplying (A) the number of shares of UniFirst Common Stock subject to the Continuing Company PSU Award immediately prior to the First Effective Time (with such number determined based on the Deemed Performance Level) by (B) the Equity Award Conversion Ratio. Except as otherwise provided in Merger Agreement, each Converted RSU assumed and converted will continue to have, and will be subject to, the same terms and conditions (including time-based vesting conditions, but excluding any performance-based vesting conditions) that applied to the corresponding Continuing Company PSU Award immediately prior to the First Effective Time.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties of both UniFirst, on one hand, and Cintas, Merger Sub Inc. and Merger Sub LLC, on the other hand, and the parties have agreed to customary covenants, including, among others, relating to (i) the conduct of UniFirst's business during the period between the execution of the Merger Agreement and the First Effective Time, (ii) the obligation of UniFirst to call a meeting of its shareholders and (iii) UniFirst's non-solicitation obligations related to alternative business combination proposals.

Under the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take such actions and do all things reasonably necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement prior to the Termination Date (as defined below) and to cause the conditions to the Mergers under the Merger Agreement to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to obtain as promptly as reasonably practicable all consents and approvals from any governmental authority or other person that are necessary, proper or advisable in connection with the consummation of the transactions contemplated by the Merger Agreement, subject to certain limitations, including with respect to divestitures and other remedies, set forth in the Merger Agreement.

Conditions to Completing the Mergers

The completion of the Mergers is subject to the satisfaction or waiver of certain customary conditions, including, without limitation (a) the adoption of the Merger Agreement and the approval of the First Merger by the affirmative vote of the holders of two-thirds of the combined voting power of the outstanding shares of UniFirst Common Stock (the "UniFirst Shareholder Approval"); (b) the shares of Cintas Common Stock to be issued to holders of UniFirst Common Stock in connection with the Mergers being approved for listing on NASDAQ, subject to official notice of issuance; (c) the effectiveness of the registration statement to be filed by Cintas with the U.S. Securities and Exchange Commission (the "SEC") in connection with the registration under the Securities Act of 1933, as amended, of the Cintas Common Stock to be issued in the Mergers; (d) obtaining certain regulatory approvals, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to the consummation of the Mergers; (e) the absence of an injunction or law prohibiting the Mergers; (f) the accuracy of the parties' respective representations and warranties, subject to standards of materiality set forth in the Merger Agreement; (g) compliance by each party with its respective obligations under the Merger Agreement, subject to the standards of materiality set forth in the Merger Agreement; and (h) the absence of a material adverse effect with respect to each of Cintas and UniFirst.

Termination; Termination Fee

The Merger Agreement includes specified termination rights, including that the Merger Agreement may be terminated (a) by the mutual written consent of each of Cintas and UniFirst; (b) by either Cintas or UniFirst if the consummation of the Mergers does not occur on or before January 10, 2027, subject to an automatic extension for up to two periods of four months under certain circumstances (such date, as may be so extended, the "Termination Date"); (c) by either Cintas or UniFirst if there exists a law or final and nonappealable order prohibiting the Mergers; (d) by either the Cintas or UniFirst upon a failure to obtain the UniFirst Shareholder Approval (in such case after a shareholder meeting is held for such purpose); (e) by either Cintas or UniFirst in the event of a material uncured breach by the other party of its representations, warranties, covenants or other agreements under the Merger Agreement; (f) by UniFirst, prior to receipt of the UniFirst Shareholder Approval, to enter into a definitive agreement with respect to a Company Superior Proposal (as defined in the Merger Agreement); and (g) by Cintas, prior to receipt of the UniFirst Shareholder Approval, in the event the UniFirst board of directors makes a Company Adverse Recommendation Change (as defined in the Merger Agreement). The Merger Agreement provides for the payment by UniFirst to Cintas of a termination fee of $213.3 million if the Merger Agreement is terminated in specified circumstances, and for payment by Cintas to UniFirst of a termination fee of $350 million if the Merger Agreement is terminated in specified circumstances.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Mergers, in this Schedule 13D is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 1 and incorporated by reference herein.

Voting Agreement

In connection with the execution of the Merger Agreement, on March 10, 2026, Cintas entered into a voting and support agreement (the "Voting Agreement") with certain shareholders of UniFirst (each a "Shareholder" and collectively, the "Shareholders"). The Voting Agreement provides, among other things, that the Shareholder signatories thereto will cause the shares of Unifirst Common Stock held by the respective Shareholders to be voted in favor of the approval and adoption (as applicable) of the Merger Agreement and the transactions contemplated thereby and against specified types of alternative transactions and proposals with respect to UniFirst. The Voting Agreement terminates upon the earliest to occur of (i) approval of the Merger Agreement at UniFirst's Shareholders' Meeting, (ii) termination of the Merger Agreement in accordance with its terms, (iii) the UniFirst board of directors effecting a Company Adverse Recommendation Change in accordance with the Merger Agreement, (iv) any amendment to the Merger Agreement without the prior written consent of a Shareholder that (A) decreases the amount or changes the form of the Merger Consideration, (B) imposes any additional material restrictions on or material additional conditions on the payment of the Merger Consideration to shareholders of UniFirst or (C) extends the Termination contemplated by the Merger Agreement, and (v) the mutual written agreement of each party to the Voting Agreement. Under the Voting Agreement, the Shareholders are subject to restrictions on transfers of their shares of UniFirst Common Stock, subject to the terms and conditions set forth in the Voting Agreement. As of the date of the Voting Agreement, the Voting Agreement applies to shares of UniFirst Common Stock accounting for approximately two-thirds of the voting power of outstanding shares of UniFirst Common Stock. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached as Exhibit 2 and incorporated by reference.

Except as set forth in this Schedule 13D and in connection with the Mergers described above, Cintas has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Beneficial ownership of the shares of Common Stock and Class B Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock or Class B Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership and membership in any group hereby is expressly disclaimed.

Except as set forth in this Item 5, to the knowledge of the Reporting Person, none of the persons named in Schedule I beneficially owns any shares of Common Stock Class B Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Beneficial ownership of the shares of Common Stock and Class B Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreements described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any shares of Common Stock or Class B Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934 as amended, or for any other purpose, and such beneficial ownership and membership in any group hereby is expressly disclaimed.

Except as set forth in this Item 5, to the knowledge of the Reporting Person, none of the persons named in Schedule I beneficially owns any shares of Common Stock or Class B Common Stock.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Person, no transactions in the class of securities reported herein have been effected during the past sixty days by the Reporting Person or any person named in Schedule I.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, no person other than the applicable parties to the Voting Agreements has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Agreement and Plan of Merger, by and among UniFirst Corporation, Cintas Corporation, Bruin Merger Sub I, Inc., and Bruin Merger Sub II, LLC, dated as of March 10, 2026 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cintas Corporation with the Securities and Exchange Commission on March 11, 2026)

Exhibit 2 Voting and Support Agreement, by and among Cintas Corporation and certain shareholders of UniFirst party thereto, dated as of March 10, 2026 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Cintas Corporation with the Securities and Exchange Commission on March 11, 2026)

## Signatures
- Cintas Corp: /s/ Scott A. Garula, Scott A. Garula / Executive Vice President and Chief Financial Officer (03/16/2026)